Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Sale of Three Tankers – Leopard Moon, Leopard Sun and Breede

Singapore, March 30, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced two separate transactions with respect to its fleet.

On March 11, 2021, the Company contracted to sell the 2013-built medium range tankers Leopard Moon and Leopard Sun for a gross price of US$21.4 million each. The vessels are expected to be delivered to their new owners by April 30, 2021, though we can provide no assurances that the deliveries will take place by that time or at all.

On March 11, 2021, the Company also contracted to sell the 2009-built small tanker Breede for a gross price of US$6.8 million in a separate transaction from the aforementioned sales. The vessel is expected to be delivered to her new owners by April 30, 2021, though we can provide no assurances that the delivery will take place by that time or at all.

The current intention is to utilize the net proceeds of the sales after settling the debt associated with the vessels, together with cash on hand, to repay the $25.8 million remaining outstanding amount on the Senior Secured Credit Facility with Sankaty maturing in June 2021. Upon completion, the Company will have completed the refinancing or repayment of all scheduled 2021 debt maturities.

Following these sales, the company’s Core Fleet will comprise of 15 handysize and 16 supramax/ultramax drybulk carriers, and one medium range product tanker currently on bareboat charter-out.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are very pleased to announce the sales of our last three spot trading product tankers for an aggregate gross amount of $49.6 million. These sales will enable us to significantly reduce our debt and interest expense while positioning the Company to further focus on our core handysize and supramax/ultramax drybulk segments which are currently enjoying strong freight market conditions.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet (including the above sales) of three medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

2